Brittany S. Speas
Counsel
The Lincoln National Life Insurance Company
100 N. Greene Street
Greensboro, North Carolina 27401
Telephone: (743) 867-0064
Brittany.speas@lfg.com

VIA EDGAR

December 4, 2024

Mr. Alberto Zapata
Senior Counsel
Disclosure Review and Account Office
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, N. E.
Washington, DC 20549-0506

Re: Lincoln Life Flexible Premium Variable Life Account M
      The Lincoln National Life Insurance Company
File No: 333-276646; 811-08557; CIK: 0001048607
      Initial Registration Statement, Form N-6
      Lincoln AssetEdge® VUL 2025
      Lincoln AssetEdge® VUL 2025-2

Dear Mr. Zapata:

This letter is in response to our conversation on December 4, 2024.  The specific page of the prospectus for Lincoln AssetEdge® VUL 2025 is blacklined to reflect the change requested.

1.
General comment –   Please clarify supplementally whether there are any guarantees or support agreements with third parties to support any policy features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Policies issued by the Separate Account.

Response:    There are no guarantees or support agreements with third parties to support any of the Company’s obligations under the policy.

2.	Important Information You Should Consider About the Policy (Investments) pg. 9 – Please indicate where the third bullet point can be found within the prospectus and ensure it is hyperlinked.

Response:    We have revised accordingly.

3.	Other Benefits Available Under the Policy pg. 42 – It seems as though the Policy Loans section was blacklined to the original filing. Was this added after the initial filing in January?

Response:    This was blacklined to the original filing as it was added during post-effective season (after the initial filing in January) to all applicable prospectuses.

4.	Payment of Death Benefits pg. 71 – What is the expected payment period? Is it a specific number of days or a range. Please disclose.

Response:  This was removed during post-effective season as it was noticed that the policy  does not state any specific time frame as to when or how long it will take to provide the death benefit proceeds to the client.

Corresponding changes will be applied to the Lincoln AssetEdge®  VUL 2025-2 of the registration statement, and the ISP, as applicable.

Thank you for your attention to this filing, and your review and comments. Please call me at the number provided above with any questions or additional comments.

Sincerely,

/s/Brittany S. Speas

Brittany S. Speas